EXHIBIT 1

VOTING AGREEMENT

This VOTING AGREEMENT, dated as of this 26th day of June, 2013 (“Agreement”), is by and among each of the persons whose signature appears under the caption “Stockholders” on the signature page hereof. For purposes of this Agreement, each person whose signature appears on the signature page hereof shall be referred to herein individually as “Stockholder” and collectively as the “Stockholders”.

WHEREAS, immediately following the Merger (as defined below), each Stockholder will own beneficially of record or have the power to vote, or direct the vote of, shares of common stock, par value $0.001 per share (“Common Stock”) or shares of Super Voting Preferred Stock, par value $0.001 per share (“Super Voting Preferred Stock”), of Saleen Automotive, Inc. (“Company”), a Nevada corporation, as set forth opposite such Stockholder’s name on Exhibit A hereto (all such shares of Common Stock and Super Voting Stock and any shares of which ownership of record or the power to vote is hereafter acquired by the Stockholders, whether by purchase, conversion or exercise, prior to the termination of this Agreement being referred to herein as the “Shares”);

WHEREAS, Company, Saleen California Merger Corporation, a California corporation (“CA MergerCo”), Saleen Florida Merger Corporation, a Florida corporation (“FL MergerCo”), Saleen Automotive, Inc., a Florida corporation (“Saleen Automotive”), SMS Signature Cars, a California corporation (“SMS”), and Steve Saleen have entered into an Agreement and Plan of Merger, dated May 23, 2013 (as the same may be amended from time to time) (the “Merger Agreement”), which provides, upon the terms and subject to the conditions thereof, for the merger of (a) CA MergerCo with and into SMS and (b) FL MergerCo with and into Saleen Automotive, whereby the outstanding capital stock of SMS and Saleen Automotive shall be cancelled and the holders of Saleen Automotive’s common stock shall receive certain securities of the Company as further set forth in the Merger Agreement (the “Merger”);

WHEREAS, it is contemplated that immediately following the Merger, Company shall consummate the Capital Raise and in connection therewith the investors participating therein (the “Investors”) shall agree to enter into this Agreement;

WHEREAS, as a condition to the consummation of the Merger Agreement, Steve Saleen, W-Net Fund I, L.P. and Verdad Telecom, Inc. have agreed to enter into this Agreement; and

WHEREAS, the capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

VOTING OF SHARES For Directors

Vote in Favor of the Directors. During the period commencing on the date hereof and terminating four (4) years thereafter, each Stockholder, in its capacity as a Stockholder of Company (or successor), agrees to vote (or cause to be voted) all Shares directly or indirectly owned by the Stockholder or over which the Stockholder has the beneficial ownership or the right to vote and all Shares which such Stockholder acquires directly or indirectly or has the beneficial ownership or right to vote in the future, at any meeting of the Stockholders of Company, and in any action by written consent of the Stockholders of Company, in favor of the election of the Director Designees, as defined herein, to the Board of Directors of Company and will not vote (or cause to be voted) for the removal of the Director Designees from the Board of Directors of Company. Any Director Designee may be removed from the Board of Directors of Company in the manner allowed by law and Company’s governing documents, but with respect to (i) the Director Designees nominated by the Investors pursuant to Section 1.03(b), in the event any such Director Designee is removed as a director of Company, the Investors shall have the right to designate and nominate such removed director’s replacement, (ii) the Director Designees nominated by Steve Saleen pursuant to Section 1.03(a), in the event any such Director Designee is removed as a director of Company, Steve Saleen shall have the right to designate and nominate such removed director’s replacement, and (iii) the Director Designees nominated by the Investors and Steve Saleen jointly pursuant to Section 1.03(c), in the event any such Director Designee is removed as a director of Company, the Investors and Steve Saleen shall have the right to designate and nominate such removed director’s replacement.

Size of Board of Directors. The Stockholders agree that the Board of Directors of Company shall consist of five (5) persons during the term hereof, and the Stockholders will take all such action to set the number of directors consistent with this Section 1.02.

Director Designees. The “Director Designees” will be as follows:

Three (3) of such directors shall be nominated by Steve Saleen (the “Saleen Directors”). As of the date of this Agreement, the initial Saleen Directors are Steve Saleen, Robert Miranda and Jonathan Michaels. Any vacancy occurring because of the death, resignation or removal of a Saleen Director shall be filled according to this Section 1.03(a).

One (1) of such directors shall be nominated by the holders of a majority of the outstanding Shares held by all Investors (the “Investor Director”). Any vacancy occurring because of the death, resignation or removal of the Investor Director shall be filled according to this Section 1.03(b).

One (1) of such directors shall be nominated jointly by (i) Steve Saleen and (ii) the holders of a majority of the outstanding Shares held by all Investors (the “Joint Director”). Steve Saleen and the Investors shall appoint the Joint Director within one hundred eighty (180) days following the Closing Date. Any vacancy occurring because of the death, resignation or removal of the Joint Director shall be filled according to this Section 1.03(c).

Neither the Stockholders, nor any of the officers, directors, stockholders, members, managers, partners, employees or agents of any Stockholder, makes any representation or warranty as to the fitness or competence of any Director Designee to serve on the Board of Directors of Company by virtue of such party’s execution of this Agreement or by the act of such party in designating or voting for such Director Designee pursuant to this Agreement.

Term of Agreement. The obligations of the Stockholders pursuant to this Article I shall terminate on the fourth (4th) anniversary of the date of this Agreement.

Voting for corpoRate actions

Vote in Favor of Corporate Matters. During the term of this Agreement, each Stockholder hereby agrees and covenants to vote or cause to be voted all of his, her or its Shares then owned by him, her or it or over which he, she or it has voting power, and all Shares which such Stockholder acquires directly or indirectly or has the beneficial ownership or right to vote in the future, at any regular or special meeting of Stockholders, or, in lieu of any such meeting promptly following the written request of any Stockholder, to give his written consent in any action by written consent of the Stockholders, in favor of each of the following items (“Actions”):

(a)             To approve a 1-for-2.63837 reverse stock split with special treatment for certain of Company’s stockholders to preserve round lot stockholders (“Reverse Split”); and

(b)            All such other actions as shall be necessary or desirable in connection with or related to the foregoing including, without limitation, any amendment to the articles of incorporation of Company to effect the foregoing.

Grant of Proxy; Further Assurance. In the event that, in connection with any regular or special meeting of Stockholders, or, in lieu of any such meeting, with a written consent in any action by written consent of the Stockholders, within five (5) days following a written request thereof by W-Net Fund I, L.P. (or a representative thereof), a Stockholder fails to vote or cause to be voted all of his, her or its Shares in favor of the Actions in accordance with the instructions set forth in such written request, or to execute a written consent in connection therewith, each Stockholder, by this Agreement, with respect to all Shares over which he, she or it has voting authority and any Shares hereinafter acquired by such Stockholder over which he, she or it may have voting authority, does hereby irrevocably constitute and appoint David Weiner, or any nominee, with full power of substitution, as his, her or its true and lawful attorney and proxy, for and in his, her or its name, place and stead, to vote each of such Shares as such Stockholder’s proxy, at every annual, special or adjourned meeting of the Stockholders of Company (including the right to sign his, her or its name (as Stockholder) to any consent, certificate or other document relating to Company that may be permitted or required by applicable law) in favor of the adoption and approval of each of the Actions. This proxy extends to no other matter, except for the Actions as enumerated above. Each Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Company the power to carry out the provisions of this Agreement.

Termination. The obligations of each Stockholder pursuant to this Article II shall terminate upon the adoption and approval of the Actions by the Stockholders of Company.

Obligations as Director and/or Officer. If a Stockholder or any of its affiliates or nominees is a member of the Board of Directors of Company (a “Director”) or an officer of Company (an “Officer”), nothing in this Agreement shall be deemed to limit or restrict the Director or Officer acting in his or her capacity as a Director or Officer of Company, as the case may be, and exercising his or her fiduciary duties and responsibilities, it being agreed and understood that this Agreement shall apply to Stockholder solely in his or her capacity as a Stockholder of Company and shall not apply to his or her actions, judgments or decisions as a Director or Officer of Company.

REPRESENTATIONS AND WARRANTIES;
COVENANTS OF THE STOCKHOLDERS

Each Stockholder hereby severally represents, warrants and covenants to the other Stockholders as follows:

Authorization. Such Stockholder has full legal capacity and authority to enter into this Agreement and to carry out such person’s obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder, and (assuming due authorization, execution and delivery by the other Stockholders) this Agreement constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

No Conflict; Required Filings and Consents.

The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule, regulation or arbitration award applicable to such Stockholder or by which any property or asset of such Stockholder is bound or affected, or (ii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on any property or asset of such Stockholder, including, without limitation, the Shares, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the performance by such Stockholder of such Stockholder’s obligations under this Agreement.

Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of such Stockholder or any of such Stockholder’s affiliates, threatened against such Stockholder or any of such Stockholder’s affiliates or any of their respective properties or any of their respective officers or directors, in the case of a corporate entity (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to materially delay or impair such Stockholder’s ability to consummate the actions contemplated by this Agreement. There is no judgment, decree or order against such Stockholder or any of such Stockholder’s affiliates, or, to the knowledge of such Stockholder of any of such Stockholder’s affiliates, any of their respective directors or officers, in the case of a corporate entity (in their capacities as such), that would prevent, enjoin, alter or materially delay any of the actions contemplated by this Agreement, or that would reasonably be expected to have a material adverse effect on such Stockholder’s ability to consummate the actions contemplated by this Agreement.

Title to Shares. Such Stockholder is the legal and beneficial owner of its Shares free and clear of all Liens.

Absence of Claims. Each Stockholder has no knowledge of any causes of action or other claims that could have been or in the future might be asserted by the Stockholder against Company or any of its predecessors, successors, assigns, directors, employees, agents or representatives arising out of facts or circumstances occurring at any time on or prior to the date hereof and in any way relating to any duty or obligation of Company or any Stockholder.

GENERAL PROVISIONS

Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier service, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 4.01):

(a) If to Steve Saleen:

Steve Saleen

2735 Wardlow Road

Corona, CA 92882

888-729-4827 facsimile

with a copy to:

Michaels Law Group
2801 W. Coast Highway, Suite 370
Newport Beach, CA 92663
(949) 581-6900 telephone
(949) 581-6908 facsimile

(b) If to any Investor:

W-Net Fund I, L.P.

12400 Ventura Blvd., Suite 327

Studio City, CA 91604

(818) 474-7589 facsimile

with a copy to:

Stubbs Alderton & Markiles, LLP

15260 Ventura Blvd., 20th Floor

Sherman Oaks, CA 91403

Attn: Greg Akselrud, Esq.

(818) 444-4503 telephone

(818) 444-6303 facsimile

Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto.

Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada applicable to contracts executed in and to be performed in that State.

Disputes. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court in Los Angeles County, California.

No Waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Waiver of Jury Trial. Each of the parties hereto irrevocably and unconditionally waives all right to trial by jury in any action, proceeding or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the Actions of the parties hereto in the negotiation, administration, performance and enforcement thereof.

Merger Agreement. All references to the Merger Agreement herein shall be to such agreement as may be amended by the parties thereto from time to time.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

[NAME]

By:

Name:

Title:

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

STEVE SALEEN

(signature)

EXHIBIT A

STOCKHOLDERS

The following beneficial ownership information assumes that, upon the closing of the Merger:  (1) 59,719,500 shares of Saleen Automotive’s common stock are converted into 315,124 shares of Super Voting Preferred Stock pursuant to the Merger Agreement, (2) Steve Saleen exchanges certain intellectual property for 341,943 shares of Super Voting Preferred Stock pursuant to the Merger Agreement, (3) 45,280,500 shares of Saleen Automotive’s common stock held by its remaining shareholders are converted into 238,933 shares of Super Voting Preferred Stock pursuant to the Merger Agreement, (4) the Reverse Split is effected immediately, and (5) each such share of Company Super Voting Preferred Stock is immediately converted into 47.38 shares of Common Stock.

Beneficial Ownership of Saleen Automotive’s Common Stock on May 23, 2013		Beneficial Ownership of Company Common Stock after Closing of Merger
Name Of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Outstanding Common Stock	Amount of Beneficial Ownership	Percentage of Outstanding Common Stock

Steve Saleen	59,719,500	56.9%	31,130,344	51.3%

W-Net Fund I, L.P.	--	--	1,137,066	1.9%

Verdad Telecom, Inc.	--	--	1,137,066	1.9%